                                       Form 6-K


                           SECURITIES AND EXCHANGE COMMISSION


                                 Report of Foreign Issuer
                           Pursuant to Rule 13a-16 or 15d-16 of
                           the Securities Exchange Act of 1934


For the month of November, 2002                Commission File Number: 0-27400


                                 CINRAM INTERNATIONAL INC.

                                     2255 Markham Road
                                   Scarborough, Ontario
                                          M1B 2W3


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F / /                  Form 40-F  /X/
                          ---                             ----

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes / /                          No /X/
                          ---                             ----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                 CINRAM INTERNATIONAL INC.

                                 By: /s/ Lewis Ritchie
                                     ---------------------------------
                                     Name:  Lewis Ritchie
                                     Titel: Executive Vice-President
                                            Finance and Administration

Dated: November 29, 2002

                             EXHIBIT INDEX

EXHIBIT                      DESCRIPTION                PAGE
-------                      -----------                ----
1           Cinram reports 2002 Third Quarter Results    15

                        CINRAM THIRD QUARTER REPORT 2002
            Unaudited third quarter ended September 30, 2002 and 2001

                                     [LOGO]

CINRAM ANNOUNCES 2002 THIRD QUARTER RESULTS
--------------------------------------------------------------------------------

Consolidated sales during the 2002 third quarter increased by 20% to $224.7 million, up from $187.9 million in the prior year period, as revenue increased in every territory as a result of a strong movie release schedule. In the United States, revenue increased by 26%, led by a significant increase in DVD unit shipments. In Canada, revenue increased by 16%, driven by the growth in DVD unit shipments combined with increased distribution services. In Europe, revenue increased by 8%, the result of higher DVD shipments combined with the appreciation of the Euro currency versus the Canadian dollar.

In the third quarter of 2002, earnings before interest expense, investment income and income taxes increased to $22.2 million, compared to $5.9 million in the same period last year. Net earnings for the 2002 third quarter increased to $14.8 million or $0.27 per share, compared to $3.3 million or $0.06 per share in the prior year.

During the 2002 third quarter, Cinram renewed its exclusive multi-year DVD supply agreement with Twentieth Century Fox Home Entertainment in North America. This, combined with the recent signing of an exclusive long-term DVD supply agreement with Artisan Entertainment during the 2002 second quarter, is enabling Cinram to participate in the unprecedented consumer demand for the DVD format. In the 2002 third quarter, DVD sales represented 30% of consolidated revenues, up from 13% in the prior year.

Gross profit for the 2002 third quarter increased to $40.3 million from $23.3 million during the same period last year. As a percentage of sales, gross profit increased to 18% in the 2002 third quarter, compared to 12% in the prior year third quarter. The increase in gross profit resulted from a shift in product mix to DVDs and improved production efficiencies and overhead cost controls.

Selling, general and administrative expenses for the 2002 third quarter increased to $19.2 million compared to $17.7 million during the same period last year. As a percentage of sales, selling, general and administrative expense decreased to 8.5% during the 2002 third quarter, as compared to 9.4% in the prior year period.

For the nine month period ending September 30, 2002, consolidated revenue increased by 4% to $577.7 million, up from $557.5 million in the prior year period. Earnings before interest expense, investment income and income taxes increased to $40.3 million, compared to $9.6 million in the same period last year. Net earnings for the first nine months of 2002 increased to $26.4 million or $0.48 per share, compared to $4.3 million or $0.08 per share in the prior year.

In October 2002, the Company reached an amicable settlement for US$10.1 million with the Recording Industry Association of America
(R.I.A.A.) associated with copyright issues. The Company was fully accrued for this amount as of the end of June 2002.

01 Cinram third quarter report 2002

--------------------------------------------------------------------------------

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.02 per share, payable on December 31, 2002 to the shareholders of record at the close of business on December 15, 2002.

2002 FOURTH QUARTER OUTLOOK

Due to the timing and magnitude of holiday season blockbuster title releases, we experienced an exceptionally strong third quarter. While we do not expect the same percentage growth period over period for the fourth quarter, we do anticipate that, in keeping with prior years, the final quarter of this year will be the best performing period of 2002.

ABOUT CINRAM INTERNATIONAL

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROM for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

CINRAM INTERNATIONAL INC. FORWARD-LOOKING STATEMENTS

Certain statements included in this report constitute "forward looking statements "within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; and other factors which are described in the Company's filings with the Securities and Exchange Commission.

/s/ Isidor Philosophe
-----------------------
ISIDORE PHILOSOPHE
Chief Executive Officer


                                             Cinram third quarter report 2002 02

2002 MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2001. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the third quarter of 2002 increased significantly to $14.8 million, up from $3.3 million in the prior year. As experienced in the first half of 2002, several factors had a positive impact on results, including a strong theatrical release schedule during 2002, leading to a significant increase in DVD unit shipments, combined with lower raw material costs, reduced fixed overhead expense and cost reduction initiatives across all facilities.

REVENUE

2002 third quarter revenue increased 20% to $224.7 million, up from $187.9 million in the prior year same period. Consolidated shipments of multimedia units increased 12% from the comparable prior year period, as higher DVD unit shipments more than offset declining shipments for music cassettes, CDs, and VHS video cassettes.

GEOGRAPHIC SEGMENTS

North American revenue increased 24% to $173.2 million for the third quarter of 2002, up from $140.1 million in the third quarter of 2001, due primarily to higher DVD unit shipments.

     In the United States, 2002 third quarter revenue increased 26% from the third quarter of 2001 due to an increase in DVD and VHS video cassette unit shipments, only partially offset by weaker unit sales of music CDs and music cassettes. CD-ROM unit sales remained consistent with the prior year. Revenue from the United States accounted for 57% of consolidated revenues for the 2002 third quarter, up from 54% in the prior year comparable period.

     In Canada, revenue increased 16%, resulting from higher DVD unit shipments, and to a lesser extent, higher CD-ROM unit shipments, combined with increased revenues associated with distribution services.These revenue gains were partially offset by decreased shipments of music CDs, music cassettes and VHS video cassettes. Revenue from Canada accounted for 18% of consolidated revenues for the 2002 third quarter, down slightly from 19% in the prior year comparable period.

     In Mexico, revenue increased 37% from the prior year, led by a significant increase in DVD and distribution services revenues. Revenue from Mexico accounted for 2% of consolidated revenues for the 2002 third quarter, consistent with the prior year.

     In Europe, revenue increased 8% to $51.5 million in the third quarter of 2002, up from $47.8 million in the prior year comparable period, resulting from an increase in DVD revenues, combined with additional distribution services being provided to customers. These revenue gains were partially offset by declining unit sales of audio cassettes, VHS video cassettes and CDs. Revenue from Europe accounted for 23% of consolidated revenues for the 2002 third quarter, down slightly from 25% in the prior year comparable period.

03 Cinram third quarter report 2002

--------------------------------------------------------------------------------


     In France, revenue increased 14% to $33.5 million from $29.5 million in the prior year period, primarily resulting from higher DVD revenues associated with increased DVD unit shipments, combined with higher shipments of audio CDs and CD-ROM. Revenue from France accounted for 65% of European revenues for the 2002 third quarter, up from 62% in the prior year comparable period.

     In the UK, 2002 third quarter revenues were unchanged from the prior year period, as the 5% decline in VHS video cassette unit shipments was offset by higher DVD unit shipments. Revenue from the UK accounted for 24% of European revenues for the 2002 third quarter, down slightly from 26% in the prior year comparable period.

     In the Netherlands, revenue decreased 8% compared to the prior year third quarter, primarily due to a decrease in shipments for music cassettes and VHS video cassettes. Revenue from The Netherlands accounted for 11% of European revenues for the 2002 third quarter, down slightly from 13% in the prior year comparable period.

INDUSTRY SEGMENTS

Cinram's audio/ROM segment, consisting of music CD, CD-ROM and audiocassette, represented $58.3 million of revenue in the third quarter of 2002, a 16% decline from $69.8 million in the prior year comparable period. This segment accounted for 26% of consolidated revenue in the 2002 third quarter, a decrease from 37% in the prior year period.

     Music CD revenue declined 16% in the third quarter of 2002 compared to the prior year comparable period, resulting from reduced shipments in both the U.S.and Canada, combined with lower average selling prices.

     CD ROM revenue declined 1% in the third quarter of 2002 compared to the prior year comparable period, resulting from lower average selling prices, offset by higher unit shipments in France, Mexico and Canada. CD-ROM unit sales in the United States remained consistent with the prior year.

     Audio cassette revenue in the 2002 third quarter decreased 32% from the prior year period and represented 3% of consolidated revenue, as compared to 6% in the prior year comparable period.

     Cinram's home video segment consisting of DVDs and VHS video cassettes, represented $143.5 million of revenue in the third quarter of 2002, a 38% increase from $103.8 million in the prior year comparable period. This segment accounted for 64% of consolidated revenue during the 2002 third quarter, an increase from 55% in the prior year period.

     DVD revenue increased 175% in the 2002 third quarter from the prior year, as unit shipments were significantly higher in both North America and Europe. While unit shipments increased by over 250%, a decline in the average selling price for DVDs was witnessed in all geographic regions. For the 2002 third quarter, DVD revenues represented 30% of consolidated revenues, up from 13% in the prior year.

     Video cassette revenue decreased by 3% to $77.1 million, down from $79.7million in the third quarter of last year, reflecting a strong quarter for hit releases, especially in the United States. VHS video-cassette revenue represents 34% of consolidated revenue, down from 40% in the prior year period.

                                             Cinram third quarter report 2002 04

2002 MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
                                                                     (continued)


     Distribution and fulfillment services revenue (included in other) increased to $16.0 million, up from $6.6 million in the third quarter of last year. The Company provides these services in addition to manufacturing, as these services are a key driver of business, as well as a major influence on the Company's ability to secure new major contracts. Distribution and fulfillment services revenue represents 7% of consolidated revenue in the third quarter of 2002, up from 4% in the third quarter of 2001.

GROSS PROFIT

Gross profit during the third quarter of 2002 was $40.3 million, compared to $23.3 million in the prior year comparable period. This increase was the result of higher DVD unit shipments which provide higher margins on a per unit basis, increased overhead efficiencies resulting from the consolidation of satellite warehouses, and a decline in raw material prices. Furthermore, during the 2002 third quarter, the Company manufactured all DVD orders in house, thereby reducing the need to outsource orders to competitors, as experienced during the prior year comparable quarter.

     Amortization expense from capital assets increased to $21.7 million in the 2002 third quarter, compared to $16.8 million in the comparable prior year period, driven by the significant level of capital expenditures during the past year, as well as the change in the estimated useful life of capital assets announced in the 2002 second quarter, whereby certain capital assets are amortized over a shorter period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $19.2 million in the third quarter of 2002, compared to $17.7 million in the third quarter of 2001. As a percentage of sales, selling, general and administrative expenses declined to 8.5% in the third quarter of 2002 from 9.4% in the third quarter of 2001.

INTEREST EXPENSE

Interest expense declined to $1.5 million in the third quarter of 2002 compared to $2.2 million in the prior year period, as debt levels and interest rates have both declined.

INVESTMENT INCOME

During the 2002 third quarter, the Company recorded investment income of $1.8 million, compared to $1.5 million in the 2001 third quarter, as higher cash balances have been partially offset by a decline in interest rates earned on surplus cash funds.


05 Cinram third quarter report 2002

--------------------------------------------------------------------------------


INCOME TAXES

The Company's effective tax rate for the third quarter of 2002 is 34%, as compared to 37% in the prior year comparable period. The decline in the effective tax rate is the result of lower tax rates in several jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2002, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt was $95.9 million, as compared to $82.0 million at June 30, 2002. During the 2002 third quarter, the Company generated cash flow of $27.6 million from operations, reduced long term debt by $3.3 million, paid dividends amounting to $1.1 million and paid for capital assets totaling $14.2 million. The majority of capital asset additions relate to added DVD capacity in both North America and Europe. In addition, automation equipment for distribution services was added as consumer demand for these services continues to grow.

     The Company's working capital position was $140.2 million as at September 30, 2002, up from $121.3 million as at June 30, 2002.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its 2001 Annual Report.


                                             Cinram third quarter report 2002 06

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                       (stated in thousands of Canadian dollars)
--------------------------------------------------------------------------------
                                                   (UNAUDITED)
September 30, 2002 and December 31, 2001                 2002               2001
                                                  -----------      -------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                         $   152,272      $     91,879
Accounts receivable                                   224,175            244,828
Inventories                                            59,332             38,758
Prepaid expenses                                       11,724              8,331
Future income taxes                                     7,872              7,827
                                                  -----------      -------------
                                                      455,375            391,623

Capital assets                                        304,838            296,205
Assets under capital lease                             18,792             19,501
Goodwill                                                6,782              6,805
Other assets                                           31,633             20,638
Future income taxes                                       612                612
                                                  -----------      -------------
                                                  $   818,032      $     735,384
                                                  -----------      -------------
                                                  -----------      -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank operating loans                              $   -            $     8,254
Accounts payable and accrued liabilities              285,767            243,387
Income taxes payable                                   16,819             10,205
Current portion of long-term debt                      11,418              6,988
Current portion of obligations under capital leases     1,177              1,357
                                                  -----------      -------------
                                                      315,181            270,191

Long-term debt                                         44,921             34,231
Obligations under capital leases                       15,908             15,333
Future income taxes                                    17,028             17,030

SHAREHOLDERS' EQUITY:
Capital stock (note 2)                                240,403            238,465
Contributed surplus                                       182                182
Retained earnings                                     166,769            143,670
Foreign currency translation adjustment                17,640             16,282
                                                  -----------      -------------
                                                      424,994            398,599
                                                  -----------      -------------
                                                  $   818,032      $     735,384
                                                  -----------      -------------
                                                  -----------      -------------

See accompanying notes to consolidated financial statements.


07 Cinram third quarter report 2002

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
                                                           AND RETAINED EARNINGS

                    (unaudited, stated in thousands of Canadian dollars, except per share amounts)
--------------------------------------------------------------------------------------------------
                                  Three months ended September 30   Nine months ended September 30
                                                2002         2001                2002         2001
                                          ----------    ---------           ---------    ---------

Net sales                                 $  224,726    $ 187,853           $ 577,729    $ 557,518
Cost of goods sold                           184,431      164,529             485,122      486,712
                                          ----------    ---------           ---------    ---------

Gross profit                              $   40,295    $  23,324           $  92,607    $  70,806

Selling, general and
administrative expenses                       19,192       17,731              54,699       57,662
Goodwill amortization                              -          411                   -        1,645
Research and development                           -            -                   -           99
Exchange (gain) loss on foreign
currency balances                             (1,105)        (752)             (2,388)       1,843
                                          ----------    ---------           ---------    ---------

Earnings before interest expense,
investment income and
income taxes                                  22,208        5,934              40,296        9,557
Interest expense on long-term debt             1,038          903               2,558        2,677
Interest expense on capital leases               263          312                 712          939
Interest expense - other                         212        1,026                 595        3,345
Investment income                             (1,767)      (1,517)             (3,289)      (4,806)
                                          ----------    ---------           ---------    ---------

Earnings before income taxes                  22,462        5,210              39,720        7,402
                                          ----------    ---------           ---------    ---------

Income taxes                                   7,619        1,914              13,317        3,077
                                          ----------    ---------           ---------    ---------

Net earnings                                  14,843        3,296              26,403        4,325
                                          ----------    ---------           ---------    ---------

Retained earnings,
beginning of period                          153,030      123,020             143,670      123,090
Dividends declared                            (1,104)        (937)             (3,304)      (2,036)
                                          ----------    ---------           ---------    ---------
Retained earnings,
end of period                                166,769      125,379             166,769      125,379
                                          ----------    ---------           ---------    ---------
                                          ----------    ---------           ---------    ---------

Net earnings per share                    $     0.27    $    0.06           $    0.48    $    0.08
Diluted net earnings per share            $     0.27    $    0.06           $    0.48    $    0.08
                                          ----------    ---------           ---------    ---------
                                          ----------    ---------           ---------    ---------

See accompanying notes to consolidated financial statements.


                                             Cinram third quarter report 2002 08

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                       (unaudited, stated in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------
                                               Three months ended         Nine months ended
                                                    September 30,             September 30,
                                                2002         2001         2002         2001
                                           ---------    ---------    ---------    ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                               $  14,843    $   3,296    $  26,403    $   4,325
Items not involving cash:
      Amortization                            21,716       17,235       55,749       48,765
      Unrealized foreign
      exchange loss                            8,888        5,076        4,547        5,588
Net change in non-cash
working capital                              (17,839)       7,122       25,263       (8,102)
                                           ---------    ---------    ---------    ---------
                                              27,608       32,729      111,962       50,576
FINANCING:
Decrease in bank operating loans                   -       (7,974)      (8,517)      (6,105)
Increase (decrease) in
long-term debt                                (3,346)        (653)      15,459       (1,619)
Decrease in obligations under
capital lease                                   (176)      (1,067)      (1,130)      (1,448)
Issuance of common shares                           -            -        1,938            -
Purchase for cancellation of
common shares                                      -            -            -         (253)
Dividends paid                                (1,104)        (938)      (3,304)      (3,293)
                                           ---------    ---------    ---------    ---------
                                              (4,626)     (10,632)       4,446      (12,718)
INVESTMENTS:
Purchase of capital assets                   (14,183)     (32,229)     (43,710)     (69,366)
Decrease (increase) in
other assets                                   6,199        1,220      (10,995)      12,270
                                           ---------    ---------    ---------    ---------
                                              (7,984)     (31,009)     (54,705)     (57,096)

Foreign exchange (gain) loss on
cash held in foreign currencies               (2,274)       3,536       (1,310)         582
                                           ---------    ---------    ---------    ---------

Increase (decrease) in cash
and cash equivalents                          12,724       (5,376)      60,393      (18,656)
Cash and cash equivalents,
beginning of period                          139,548      112,692       91,879      125,972
                                           ---------    ---------    ---------    ---------

Cash and cash equivalents,
end of period                              $ 152,272    $ 107,316    $ 152,272    $ 107,316
                                           ---------    ---------    ---------    ---------
                                           ---------    ---------    ---------    ---------

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                  1,933        2,382        4,084        7,501
Income taxes paid                              2,064        1,419        8,862        5,634
                                           ---------    ---------    ---------    ---------
                                           ---------    ---------    ---------    ---------

See accompanying notes to consolidated financial statements.


09 Cinram third quarter report 2002

                         Three and nine months ended September 30, 2002 and 2001 (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED
--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, the unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended December 31, 2001.

          The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2002 and the results of operations and cash flows for the three and nine months then ended.

          The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically generated in the fourth quarter. The business seasonality results in performance for the third quarter ended September 30, 2002, which is not necessarily indicative of performance for the balance of the year.

          The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2001 audited consolidated financial statements, except as follows:

(A)  GOODWILL:

     In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, "Goodwill and Other Intangible Assets"("Section 3062"). Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of Section 3062, effective January 1, 2002. In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months from the date of adoption to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units.

     To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment would be recognized as an effect of a change in accounting policy and would be charged to opening retained earnings as of January 1, 2002. Upon adoption of Section 3062 on January 1, 2002, the Company determined that there are no intangible assets relating to previous acquisitions that need to be reclassified and accounted for apart from goodwill. The Company has completed the transitional goodwill impairment

                                             Cinram third quarter report 2002 10

       (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED                                    (continued)
--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS


     assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

     Effective January 1, 2002, the Company had unamortized goodwill of $6,805, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.The impact of this change is as follows:

                                       Three months ended      Nine months ended
                                            September 30,          September 30,
                                          2002       2001        2002       2001
                                      --------   --------    --------   --------
     Net earnings                     $ 14,843   $  3,296    $ 26,403   $  4,325
     Add back goodwill amortization   $      -   $    411    $      -   $  1,645
                                      --------   --------    --------   --------
     Net earnings before
     goodwill amortization            $ 14,843   $  3,707    $ 26,403   $  5,970
                                      --------   --------    --------   --------

     BASIC EARNINGS PER SHARE:
     Net earnings                     $   0.27   $   0.06    $   0.48   $   0.08
     Net earnings before
     goodwill amortization            $   0.27   $   0.07    $   0.48   $   0.11

     DILUTED EARNINGS PER SHARE:
     Net earnings                     $   0.27   $   0.06    $   0.48   $   0.08
     Net earnings before
     goodwill amortization            $   0.27   $   0.07    $   0.48   $   0.11
                                      --------   --------    --------   --------
                                      --------   --------    --------   --------

(B)  STOCK-BASED COMPENSATION:

     In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The adoption of this standard has no effect on the consolidated financial statements other than additional pro forma disclosures as if the fair value based accounting method had been used to account for these awards.

11 Cinram third quarter report 2002

       (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

--------------------------------------------------------------------------------


          Had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings per share would have been reported as the pro forma amounts indicated below:

                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                         SEPTEMBER 30, 2002   SEPTEMBER 30, 2002
                                         -----------------    ------------------
     Net earnings, as reported                    $  14,843            $  26,403
     Pro forma net earnings                          14,281               25,781
     Pro forma basic earnings per share           $    0.26            $    0.47
     Pro forma diluted earnings per share         $    0.26            $    0.47
                                         -----------------    ------------------
                                         -----------------    ------------------

          The weighted average estimated fair value at the date of the grant for options granted during the three and nine months ended September 30, 2002 was $5.28 per share.

          The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

     Three and nine months ended                              September 30, 2002
     ---------------------------                              ------------------
     Risk-free interest rate                                                4.0%
     Dividend yield                                                       0.768%
     Volatility factor of the future expected market price of                60%
     common shares
     Weighted average expected life of the options                       5 years
                                                                ----------------

          For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

     CHANGE IN ESTIMATE:

     During the 2002 second quarter, the Company amended the estimated useful life of manufacturing equipment used in the production of VHS video cassettes and CDs as result of changing technologies. The impact of the change is a reduction in the useful life of the equipment from a range of three to ten years to a range of three to five years.

          This change in the estimated useful life of the equipment has been applied prospectively and resulted in additional amortization of approximately $1,900 for the third quarter of 2002 and approximately $3,800 for the nine months ended September 30, 2002.

2.   CAPITAL STOCK:

     The following table summarizes information on Capital Stock and related matters at September 30, 2002:

                                             Outstanding             Exercisable
                                             -----------             -----------
     Warrants                                  1,700,000               1,700,000
     Common shares                            55,195,225              55,195,225
     Common share stock options                2,803,504               1,665,625
                                             -----------             -----------
                                             -----------             -----------

                                             Cinram third quarter report 2002 12

       (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED                                    (continued)
--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS


3.   EARNINGS PER SHARE
     (amounts in thousands, except per share information):

     The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

     (all figures in 000s)                     Three months ended              Nine months ended
                                                    September 30,                  September 30,
                                               2002          2001               2002        2001
                                          ---------      --------          ---------   ---------
     Income available to common
     shareholders                         $  14,843      $  3,296          $  26,403   $   4,325
     BASIC EARNINGS PER SHARE
     Weighted average number of
     shares outstanding                      55,195        54,837             55,109      54,868
     Basic earnings per share             $    0.27      $   0.06          $    0.48   $    0.08
     DILUTED EARNINGS PER SHARE
     Weighted average number of
     shares outstanding                      55,195        54,837             55,109      54,868

     Dilutive effect of stock options           313           119                276          68
                                          ---------      --------          ---------   ---------
     Adjusted weighted average number
     of shares outstanding                   55,508        54,956             55,385      54,936
     Diluted earnings per share           $    0.27      $   0.06          $    0.48   $    0.08
                                          ---------      --------          ---------   ---------
                                          ---------      --------          ---------   ---------

4.   SEGMENTED INFORMATION:

     The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

          The audio/ROM replication/duplication segment produces audiocassettes, CDs and CD-ROMs and the home video replication/duplication segment manufactures video cassettes and DVDs.

          DVD replication/duplication was previously included in other. Management now considers DVD replication/duplication part of the home video replication/duplication segment. Figures for 2001 have been restated accordingly.

          The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2001 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income and income taxes.

     INDUSTRY SEGMENTS:                                  NINE MONTHS ENDED SEPTEMBER 30, 2002
     ----------------------------------------------------------------------------------------
                                          AUDIO/ROM    HOME VIDEO
                                        REPLICATION/  REPLICATION/
                                        DUPLICATION   DUPLICATION         OTHER         TOTAL
                                        -----------   -----------     ---------    ----------
     REVENUE FROM
     EXTERNAL CUSTOMERS                  $  166,316    $  350,904     $  60,509    $  577,729
     EARNINGS BEFORE INTEREST
     EXPENSE, INVESTMENT
     INCOME, AND INCOME TAXES                10,460        28,469         1,367        40,296
     TOTAL ASSETS                           232,494       482,142       103,396       818,032
     AMORTIZATION OF CAPITAL
     ASSETS AND GOODWILL                     16,049        33,063         6,637        55,749
     CAPITAL EXPENDITURES                     2,537        35,289         5,884        43,710
                                        -----------   -----------     ---------    ----------
                                        -----------   -----------     ---------    ----------


13 Cinram third quarter report 2002

       (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)
--------------------------------------------------------------------------------

     INDUSTRY SEGMENTS:                                 THREE MONTHS ENDED SEPTEMBER 30, 2002
     ----------------------------------------------------------------------------------------
                                          AUDIO/ROM    HOME VIDEO
                                        REPLICATION/  REPLICATION/
                                        DUPLICATION   DUPLICATION         OTHER         TOTAL
                                        -----------   -----------     ---------    ----------
     REVENUE FROM
       EXTERNAL CUSTOMERS               $    58,330   $   143,469     $  22,927    $  224,726
     EARNINGS BEFORE
       INTEREST EXPENSE,
       INVESTMENT INCOME,
       AND INCOME TAXES                       6,166        14,943         1,099        22,208
     TOTAL ASSETS                           232,494       482,142       103,396       818,032
     AMORTIZATION OF CAPITAL ASSETS
       AND GOODWILL                           5,638        13,065         3,013        21,716
     CAPITAL EXPENDITURES                       652        10,679         2,852        14,183
                                        -----------   -----------     ---------    ----------
                                        -----------   -----------     ---------    ----------

     INDUSTRY SEGMENTS:                                   NINE MONTHS ENDED SEPTEMBER 30, 2001
     ----------------------------------------------------------------------------------------
                                          AUDIO/ROM    HOME VIDEO
                                        REPLICATION/  REPLICATION/
                                        DUPLICATION   DUPLICATION         OTHER         TOTAL
                                        -----------   -----------     ---------    ----------
     Revenue from
       external customers                $  207,428    $  312,087     $  38,003    $  557,518
     Earnings before
       interest expense,
       investment income,
       and income taxes                       3,341         9,312        (3,096)        9,557
     Total assets                           284,400       429,409        58,657       772,466
     Amortization of capital assets
       and goodwill                          18,143        26,436         4,186        48,765
     Capital expenditures                     7,732        53,516         8,595        69,843
                                        -----------   -----------     ---------    ----------
                                        -----------   -----------     ---------    ----------

     INDUSTRY SEGMENTS:                                  THREE MONTHS ENDED SEPTEMBER 30, 2001
     ----------------------------------------------------------------------------------------
                                          AUDIO/ROM    HOME VIDEO
                                        REPLICATION/  REPLICATION/
                                        DUPLICATION   DUPLICATION         OTHER         TOTAL
                                        -----------   -----------     ---------    ----------
     Revenue from
       external customers                  $ 69,808    $  103,815      $ 14,230      $187,853
     Earnings before
      interest expense,
      investment income,
      and income taxes                        2,078         5,970        (2,114)        5,934
     Total assets                           284,400       429,409        58,657       772,466
     Amortization of capital assets
       and goodwill                           6,405         9,132         1,698        17,235
     Capital expenditures                       235        26,354         6,117        32,706
                                        -----------   -----------     ---------    ----------
                                        -----------   -----------     ---------    ----------


                                             Cinram third quarter report 2002 14

       (unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED                                    (continued)
--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS

     GEOGRAPHIC SEGMENTS:                        NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
     -----------------------------------------------------------------------------------------
                                                 UNITED
     2002                          CANADA        STATES       FRANCE        OTHER        TOTAL
                               ----------    ----------    ---------    ---------    ---------
     REVENUE FROM
     EXTERNAL
     CUSTOMERS                 $  111,962    $  309,692    $  88,646    $  67,429    $  577,729
     CAPITAL ASSETS AND
     GOODWILL                      72,676       212,494       31,185       14,057       330,412
                               ----------    ----------    ---------    ---------    ----------
                               ----------    ----------    ---------    ---------    ----------


                                                 UNITED
     2001                          CANADA        STATES       FRANCE        OTHER        TOTAL
                               ----------    ----------    ---------    ---------    ---------
     Revenue from
     external
     customers                 $  101,603   $  301,911     $  82,657    $ 71,347     $  557,518
     Capital assets and
     goodwill                      68,714      239,047        42,978       9,134        359,873
                               ----------    ----------    ---------    ---------    ----------
                               ----------    ----------    ---------    ---------    ----------


     GEOGRAPHIC SEGMENTS:                       THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
     -----------------------------------------------------------------------------------------
                                                 UNITED
     2002                          CANADA        STATES       FRANCE        OTHER        TOTAL
                               ----------    ----------    ---------    ---------    ---------
     REVENUE FROM
     EXTERNAL
     CUSTOMERS                  $  41,117    $  127,014    $  33,547    $  23,048    $  224,726
     CAPITAL ASSETS AND
     GOODWILL                      72,676       212,494       31,185       14,057       330,412
                               ----------    ----------    ---------    ---------    ----------
                               ----------    ----------    ---------    ---------    ----------

                                                 UNITED
     2001                          CANADA        STATES       FRANCE        OTHER        TOTAL
                               ----------    ----------    ---------    ---------    ---------
     Revenue from
     external
     customers                 $  35,497     $  100,864    $  29,511    $ 21,981     $  187,853
     Capital assets and
     goodwill                     68,714        239,047       42,978       9,134        359,873
                               ----------    ----------    ---------    ---------    ----------
                               ----------    ----------    ---------    ---------    ----------


CINRAM INTERNATIONAL INC.
CORPORATE HEAD OFFICE
2255 Markham Road,
Toronto, Ontario, Canada M1B 2W3
T (416) 298-8190 F (416) 298-0612
www.cinram.com                                                            [LOGO]